EXHIBIT 99.1

For Immediate Release: NR17-05

EXETER RESOURCE CORPORATION ANNOUNCES FILING OF AIF AND 40-F
Vancouver, B.C., March 31, 2017 – Exeter Resource Corporation (NYSE-MKT: XRA, TSX: XRC, Frankfurt: EXB – “Exeter” or the “Company”) announces that it has filed its Annual Information Form (AIF), Annual Financial Statements and Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2016, with the Canadian Securities Administrators in Canada and its annual report on Form 40-F with the Securities and Exchange Commission in the United States.
Copies of the AIF, Annual Financial Statements and MD&A may be obtained at www.sedar.com and copies of the Company’s Form 40-F may be obtained at www.sec.gov

EXETER RESOURCE CORPORATION
Wendell Zerb, P. Geol
President and CEO
For further information, please contact: Wendell Zerb, President and CEO or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

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ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE